   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 22, 1998

                                                     REGISTRATION NO. 333-______
--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                            -----------------------

                                   FORM S-2
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933
                          VIMRX PHARMACEUTICALS INC.
            (Exact name of registrant as specified in its charter)

                 Delaware                                     06-1192468
(State or Other Jurisdiction of incorporation              (I.R.S. Employer
              or organization)                             Identification No.)

                       2751 CENTERVILLE ROAD, SUITE 210
                          WILMINGTON, DELAWARE 19808
                                (302) 998-1734
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                              RICHARD L. DUNNING
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       2751 CENTERVILLE ROAD, SUITE 210
                          WILMINGTON, DELAWARE 19808
                                (302) 998-1734

           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)
                                  Copies to:
                          LOWELL S. LIFSCHULTZ, ESQ.
                         EPSTEIN BECKER & GREEN, P.C.
                                250 PARK AVENUE
                           NEW YORK, NEW YORK 10177
                                (212) 351-4500

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [X]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [_]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ___________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ___________

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ___________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                                ---------------

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------
                                                  PROPOSED              PROPOSED
                                                  MAXIMUM               MAXIMUM
     TITLE OF SECURITIES     AMOUNT BEING      OFFERING PRICE          AGGREGATE             AMOUNT OF
      BEING REGISTERED        REGISTERED       PER SHARE (1)       OFFERING PRICE (1)    REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------
Common Stock, $.001
par value.......               3,000,000           $1.30              $3,900,000             $1,084
=============================================================================================================

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, based on the average of the high and low trading prices on December 10, 1998.

                                ---------------
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

Prospectus


                          VIMRX PHARMACEUTICALS INC.

                       2751 CENTERVILLE ROAD, SUITE 210
                          WILMINGTON, DELAWARE 19808
                                (302) 998-1734


                       _________ SHARES OF COMMON STOCK


                                ---------------


          VIMRX is hereby offering _________ shares of its common stock to CellPro Incorporated in exchange for certain intellectual property and related assets of CellPro. The VIMRX shares being so offered, after receipt, may be reoffered and sold by CellPro in the public market from time to time. See "Recent Events Nexell Acquisition of CellPro Assets" beginning on page 4 of this prospectus and "Plan of Distribution" beginning on page 8 of this prospectus.


                                ---------------

          VIMRX common stock is traded on the Nasdaq National Market under the
symbol "VMRX."   On December __, 1998, the closing sale price of VIMRX common stock on the Nasdaq National Market was $ ______ per share.


                                ---------------


THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.


                                ---------------


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                ---------------


                               December __, 1998

                          VIMRX PHARMACEUTICALS INC.


                  ------------------------------------------

                               TABLE OF CONTENTS

The Company........................................................   3

Risk Factors.......................................................   3

Recent Events......................................................   4

Use of Proceeds....................................................   8

Plan of Distribution...............................................   8

Available Information..............................................   9

Information Incorporated by Reference..............................   9

Limitation of Directors' and Officers' Liability; Indemnification..  10

Legal Matters......................................................  11

Experts............................................................  11

                                  THE COMPANY


          VIMRX is a biotechnology company that focuses on innovative technologies to improve human health. VIMRX's majority-owned (approximately 80%) principal subsidiary, Nexell Therapeutics Inc., is developing products utilizing cell separation technology in cell therapy for cancer and other life-threatening diseases. Nexell currently sells such products outside the United States, and is seeking FDA approval to market its products in the United States. VIMRX also has two compounds in development: VIMRxyn/R/, chemically synthesized hypericin, which is in clinical trials for brain cancer and as an ointment for skin diseases, and VM301, a wound healing agent.


                                 RISK FACTORS


          AN INVESTMENT IN SHARES OF VIMRX COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CONSIDER, AMONG OTHER ITEMS, THE FOLLOWING FACTORS:

        HISTORY OF LOSSES. Since commencing its operations in January 1987, through September 30, 1998, VIMRX incurred a cumulative loss of $128,297,000 in funding its research and development programs and conducting its operations, and had no significant operating revenues until 1998. These revenues were principally derived from European sales of Isolex/R/ devices and related disposables by Baxter Healthcare Corporation, the distributor for Nexell, VIMRX's approximately 80%-owned subsidiary. We expect to continue to incur net losses for the foreseeable future and can give no assurances that we will successfully complete the transition from a development stage company to a profitable operating business.

        TERMINATION OF PROGRAMS. VIMRX has decided to concentrate its resources on what it believes to be its most promising program, Nexell's Isolex/R/ technology. This has resulted in the termination of VIMRX's collaboration with Columbia University, the closing of the operations of Innovir Laboratories, Inc. and may result in curtailment or termination of one of its two other programs unless it is able to reduce the related costs. See "Recent Events" beginning on page 4 of this prospectus.

        GOVERNMENT REGULATION - FDA. The manufacture and marketing of medical devices and therapeutic products is subject to extensive regulation by the FDA as well as by state and foreign authorities. Applications for approval of the two Isolex /R/ devices are currently pending with the FDA. Obtaining FDA approval is a long-term and costly process, and we can give no assurance that FDA approval of the Isolex/R/ will be granted. See "Government Regulation" beginning on page 6 of the 1997 10-K, and "Recent Events - Government Regulation" beginning on page 7 of this prospectus.

        COMPETITION. VIMRX and Nexell face competition from biotechnology companies, pharmaceutical companies, medical device manufacturers, academic institutions, government agencies and public and private research organizations, many of which have extensive resources and experience in research and development, clinical testing, manufacturing, regulatory affairs, distribution and marketing and some of which have significant research and development activities in areas upon which the programs of VIMRX and its subsidiaries are focused. We can give no assurances that competing companies will not develop more effective and/or less costly treatments or procedures for the applications being explored by VIMRX and Nexell. See "Recent Events - Competition" beginning on page 8 of this prospectus.

        RISKS ASSOCIATED WITH FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PROSPECTUS. This prospectus contains certain forward-looking statements regarding the plans and objectives of management for future operations, including those relating to the development of the Isolex/R/ products. VIMRX's plans and objectives are based, among other things, on assumptions regarding timely FDA approval of the Isolex/R/ products, development of new applications for the Isolex/R/ products, future economic, competitive and market conditions, and future business decisions. Although we believe the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate.


                                 RECENT EVENTS

     NEXELL

        ACQUISITION OF CELLPRO ASSETS - BACKGROUND. CellPro Incorporated ("CellPro"), formerly one of Nexell's principal competitors, developed, and the FDA approved, CellPro's Ceprate/R/ SC Stem Cell Concentration System (the "Ceprate/R/ System") for use in autologous (i.e., self-donated) bone marrow and stem cell transplantation. CellPro was developing additional potential applications for the Ceprate/R/ System, including use as an adjunct to other cancer treatments, gene therapy and use in support of treatment of debilitating autoimmune diseases such as multiple sclerosis, lupus, and rheumatoid arthritis. CellPro was also exploring other cell therapy applications for the Ceprate/R/ technology, including T-lymphocyte transplantation and ex vivo T-lymphocyte adoptive immunotherapy for cancer.

     CellPro's Ceprate/R/ technology utilizes the CD34+ monoclonal antibody and purified stem cell technology, which are patented technologies originally licensed to Baxter Healthcare Corporation ("Baxter") in the therapeutic field, directly or indirectly, by Becton, Dickenson and Company ("Becton Dickenson") and Johns Hopkins University ("Johns Hopkins"). Baxter sublicensed these technologies to Nexell in December, 1997.

     In 1994, Becton, Dickenson, Johns Hopkins and Baxter brought a patent infringement action against CellPro in the U.S. District Court in Wilmington, Delaware. In the course of the litigation, among other things, CellPro filed a "citizen's petition" before the FDA seeking to require the FDA to adopt certain procedures in its review of Nexell's premarket approval application for the Isolex cell separation systems which could delay or prevent FDA approval of the application. CellPro also filed a petition before the Department of Health and Human Services ("HHS") requesting the exercise of so-called "march-in rights," a form of compulsory licensing, with respect to the patents underlying the CD34+ sublicense.

     The court upheld the validity of two patents covering CD34+ monoclonal antibodies and purified stem cell populations, and ruled that CellPro's Ceprate/R/ SC System and Ceprate/R/

LC34 Laboratory Cell Separation System infringe those patents. In March 1997, a jury in that case found CellPro's infringement was willful. In September 1997, the court ordered CellPro to pay Johns Hopkins, Becton Dickinson and Baxter a total of approximately $7.2 million in damages and enjoined CellPro's manufacture and sale of patent-infringing stem cell selection systems both in the U.S. and overseas. In August, 1998, the U. S. Court of Appeals for the Federal Circuit upheld both the award of damages and the injunction.

     To ensure that patients using the CellPro technology have uninterrupted access to stem cell selection technology, at the request of Johns Hopkins, Becton Dickinson and Baxter, the injunction was stayed in the U.S. until an alternative system, licensed under the patents, is approved by the FDA. Accordingly, CellPro has been permitted to continue to supply its stem cell selection device to U.S. transplant centers pending approval of the Isolex/R/ System (or another stem cell selection device), provided that it pays a court-ordered royalty to Johns Hopkins and its licensees. The stay of the injunction applies only to the U.S.; CellPro may no longer manufacture infringing products in the U.S. and export them for sale in other markets.

        - ACQUISITION AGREEMENT. The above events led to discussions between CellPro and Nexell regarding the acquisition of CellPro's intellectual property by Nexell. On October 28, 1998, Nexell entered into an agreement (the "Acquisition Agreement") with CellPro to purchase substantially all the intellectual property assets of CellPro, together with certain related tangible and intangible assets (See "Acquisition of CellPro Assets - Acquired Intellectual Property") in exchange for shares of VIMRX's common stock valued at $3,000,000. The number of shares to be issued to CellPro will be determined by dividing $3,000,000 by the average closing price of VIMRX common stock on the Nasdaq National Market for the fifteen trading days ending on the third business day prior to the closing date of the Acquisition Agreement. The transaction is expected to close on or about the effective date of this prospectus.

     Pursuant to the Acquisition Agreement, CellPro filed a petition for reorganization under Chapter 11 of the federal Bankruptcy Code on October 28, 1998. Among other things, the Acquisition Agreement requires CellPro (1) to withdraw its citizen's petition(s) before the FDA, and otherwise to refrain from attacking Nexell's premarket approval application for the Isolex cell separation systems, and (2) to withdraw its petition before the Department of Health and Human Services requesting the exercise of so-called "march-in rights" with respect to the patents underlying the CD34+ sublicense.

     In a related transaction, Baxter is acquiring the right to distribute the disposable kits used in connection with CellPro's Ceprate/R/ cell processing equipment. CellPro agreed to maintain its technical support and continue to perform its regulatory reporting and compliance responsibilities for a limited period of time after the closing.

        - ACQUIRED ASSETS. The intellectual property and other assets to be acquired by Nexell will consist of patents (granted and pending), license agreements, antibodies and related master cell banks and working cell banks for such antibodies, clinical and research protocols, copyrights, copyright registration applications, trademarks and trademark applications, software, supply agreements, marketing materials and books and records. Some of the monoclonal antibody lines included in the purchased assets may expand the potential range of diseases for which therapies utilizing the Isolex/R/ technology may be developed. Similarly, the data from clinical trials being conducted by CellPro, the rights to which are being acquired by Nexell, could lead to additional diseases or other medical indications which could be treated using the Isolex/R/ technology. Additionally, included in the assets are rights to two diagnostic kits related to the detection and enumeration of certain types of cancer cells.

        PATENTS AND LICENSES.

     In August, 1998, the United States Patent and Trademark Office (the "Patent Office") allowed Nexell's patent application relating to peptide release for CD34+ antibody, which is a critical component of the Isolex/R/ system. The patent allowance relates to the method of using a peptide to compete for the binding site of a cell-capturing antibody, therefore displacing the antibody and releasing the target cell. These released cells can then be used for transplantation, cell therapy, or as target cells for gene therapy.

     The Patent Office recently allowed (in June and October of 1998) two patents relating to the infusion of neutrophil (white blood cells responsible for fighting bacterial infections) precursor cells for the treatment of neutropenia (a common side effect of high dose chemotherapy characterized by a deficiency of neutrophils and an increased susceptibility to infection). Human neutrophil precursor cells are a type of immature blood cell which mature into neutrophils.

     HYPERICIN

     Initial results from the brain glioma clinical trial indicate that VIMRxyn/R/ may have a beneficial effect in some patients in the treatment of brain gliomas. In October, 1998, VIMRX announced the completion of a Phase I/II study of VIMRxyn/R/ for the treatment of glioblastoma, a highly malignant form of brain tumor. The results of the study indicated that VIMRxyn/R/ is safe at the doses studied, and that an antiglioma effect was observed in several of the patients in the small study. VIMRX is now developing a protocol for a larger Phase II, multi-center study to determine more definitively the efficacy of the compound.

     VIMRX is also conducting a Phase I/II clinical trial to evaluate the efficacy and tolerability of VIMRxyn/R/ as a topically applied, photo-activated therapy for specific skin diseases including psoriasis, cutaneous T-cell lymphoma and warts. This study is being conducted at two university hospital medical centers located in Philadelphia, Pennsylvania, and one center in Cleveland, Ohio.

     VM301; AGENT FOR WOUND HEALING

     A Phase I clinical trial, designed to evaluate the safety of VM301 when applied to broken and unbroken skin of human subjects, was conducted at a university hospital medical center in New York. No clinical volunteers participating in the study experienced any adverse results.

     VGI/VENTIV BIOGROUP

     VIMRX and its 90% owned subsidiary, VIMRX Genomics, Inc (d/b/a Ventiv BioGroup, Inc., "VGI"), had been negotiating a restructuring of their relationship with Columbia University under the Research Agreement dated March 7, 1998 ("Research Agreement") and several related agreements. The restructuring negotiations were unsuccessful and on November 11, 1998, VIMRX, Columbia and VGI terminated their relationship and released all claims arising from that relationship on the following terms and conditions:

 .  VIMRX paid Columbia $900,000;

 .  Columbia transferred its interest in VGI to VIMRX;

 .  The Research Agreement, the License Agreements relating to Blood Factor IXai
   (VM201), the BCL-6 and MUM-1 genes, and the Shareholder's Agreement between VIMRX and Columbia relating to VGI were terminated, with no further obligations by the parties thereunder. All intellectual property licensed to VIMRX or VGI under the agreements reverted to Columbia (or, in the case of the BCL-6 license, to Columbia and a co-licensor)..)

     Additionally, VGI has vacated its premises at Columbia's Audubon Building in New York City.


     INNOVIR

     VIMRX has completed its funding commitments to Innovir under its December 31, 1997 agreement, and has determined not to provide any further funding to Innovir. Innovir's common stock was recently delisted from the Nasdaq Small-Cap Market and now trades on the OTC Bulletin Board. Innovir closed its Cambridge, England operations on or about November 30, 1998, and expects to close its remaining operations, located in Gottingen, Germany and New York, New York, on December 31, 1998. Innovir's management is seeking strategic alliances and/or buyers for its various assets.


     GOVERNMENT REGULATION

     Nexell filed an application for premarket approval ("PMA") of the Isolex/R/300i with the FDA on February 3, 1998; Baxter, as Nexell's predecessor in interest, had filed an application for PMA of the Isolex/R/300SA on February 24, 1997. On July 2, 1998, the FDA notified Nexell that certain data and other information would be required before the PMA for both devices could be approved. Nexell submitted the requested information in late August, 1998, and is awaiting further action by the FDA.

     COMPETITION

     The sale of CellPro's intellectual property to Nexell effectively eliminates CellPro as a competitor in the cell separation market. Other competitors or potential competitors remain, including Miltenyi Biotec GmbH, Novartis/SyStemix, Amgen Corp. and Aastrom Biosciences Inc. in collaboration with Cobe BCT, Inc. Nexell's competitive position will be determined in part by which cell selection products are ultimately approved for sale by regulatory authorities. See "Government Regulation" above and beginning on page 12 of the 1997 10-K.


     EMPLOYEES

     VIMRX has eleven full-time employees and believes its relations with its employees are satisfactory.

     Nexell has approximately 104 full-time U.S. employees. VIMRX believes that Nexell's relations with its employees are satisfactory.

     As of December 9, 1998, Innovir had seven U.S. employees and one non-U.S. employee. Innovir expects that all its employees will be terminated by December 31, 1998.

     DIRECTORS AND EXECUTIVE OFFICERS OF VIMRX

     Dr. Jerome Groopman resigned as a director of VIMRX, effective August 3, 1998. Dr. Richard Kouri resigned as Vice-President, Research, and as President and Chief Executive Officer of VIMRX Genomics, Inc. effective November 6, 1998.


                                USE OF PROCEEDS

     VIMRX will not receive any proceeds from the reoffer and sale of its shares by CellPro.


                               PLAN OF DISTRIBUTION

          VIMRX is hereby offering __________ shares of its common stock to CellPro. Such _________ shares may be reoffered hereby and sold by CellPro from time to time in transactions in the Nasdaq National Market, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. CellPro may effect such transactions by selling the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from CellPro and/or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

          CellPro and any broker-dealers or agents that participate with CellPro in the distribution of the VIMRX shares issued to CellPro are "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the VIMRX shares will be deemed to be underwriting commissions or discounts under the Securities Act.

          CellPro has agreed for a period (approximately 180 days) following the date of this prospectus, not to sell in the public market on any given day more than the number of shares equal to 25% of the average daily trading volume of VIMRX's common stock (excluding sales by CellPro and any third party acquiring shares from CellPro in a private transaction) over the 180-day period preceding the sale. CellPro further agreed to impose the foregoing restriction on any purchaser of shares in a private transaction.

          Rules 102 and 103 under Regulation M under the Securities Exchange Act ("Regulation M") prohibit participants in a distribution from bidding for, or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 104 under Regulation M governs bids and purchases made to stabilize the price of a security in connection with a distribution of the security.

          VIMRX has advised CellPro that, during such time as CellPro is engaged in a distribution of the shares, it must comply with the applicable provisions under Regulation M, and that it must furnish copies of this prospectus to each broker-dealer through which the shares may be offered. CellPro is required to inform VIMRX and broker-dealers through whom sales may be made hereunder when the distribution of the shares is completed.


                             AVAILABLE INFORMATION

     We file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). You may read and copy any document we file at the Public Reference Room of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission at Seven World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511.
Please call 1-800-SEC-0330 for further information concerning the Public Reference Room. Our filings also are available to the public from the Commission's website at www.sec.gov. We distribute to our stockholders annual reports containing audited financial statements.


                     INFORMATION INCORPORATED BY REFERENCE

     The Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below.

 .  VIMRX's Annual Report on Form 10-K for the fiscal year ended December 31,
   1997 (as amended on Form 10-K/A filed May 11, 1998), and

 .  VIMRX's Quarterly Reports on Form 10-Q filed for the fiscal quarters ended
   March 31, 1998, June 30, 1998 and September 30, 1998, and

 .  VIMRX's Current Report on Form 8-K filed on January 2, 1998.

          You may request a copy of these filings, at no cost, by writing or calling us at:

                          VIMRX PHARMACEUTICALS INC.
                       2751 CENTERVILLE ROAD, SUITE 210
                          WILMINGTON, DELAWARE 19808
                ATTN: VICE PRESIDENT - CORPORATE COMMUNICATIONS
                                (302) 998-1734

          This prospectus is accompanied by a copy of VIMRX's Annual Report on Form 10-K for the year ended December 31, 1997, and by a copy of VIMRX's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

          This prospectus is part of a registration statement we filed with the Commission. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. No offer of the common stock will be made in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover of this prospectus.


       LIMITATION OF DIRECTORS' AND OFFICERS' LIABILITY; INDEMNIFICATION

          VIMRX has included in its Certificate of Incorporation and By-laws provisions to (i) eliminate the personal liability of its directors and officers for monetary damages resulting from breaches of their fiduciary duty (provided that such provisions do not eliminate liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the Delaware General Corporation Law (which governs dividends at a time when VIMRX cannot afford to pay dividends), or for any transaction from which the director and/or officer derived an improper personal benefit), and (ii) indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, VIMRX has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                 LEGAL MATTERS

          Epstein Becker & Green, P.C., New York, NY will pass upon the validity of the Securities offered hereby for VIMRX. Partners of Epstein Becker & Green, P.C. own approximately 500,000 shares of VIMRX's common stock.


                                    EXPERTS

          The consolidated financial statements of VIMRX as of December 31, 1997, and for the year then ended set forth in the Annual Report on Form 10-K attached to this prospectus and Registration Statement have been audited by KPMG Peat Marwick LLP, independent auditors, as set forth in their report thereon dated March 23, 1998, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

          The consolidated financial statements of VIMRX as of December 31, 1996, and for each of the years in the two-year period then ended set forth in the Annual Report on Form 10-K incorporated by reference in and attached to this prospectus and Registration Statement have been audited by Richard A. Eisner & Company, LLP, independent auditors, as set forth in their report thereon dated March 14, 1997, and are incorporated and attached in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


          The estimated expenses payable by VIMRX in connection with this offering are as follows:

          Registration Fees:                             $1,082

          Legal Fees:                                    25,000

          Accounting Fees :                              10,000

          Transfer Agent Fees:                            1,000

          Printing Expenses:                                500

          Miscellaneous:                                  2,500
                                                          -----

                                Total:                  $40,082

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Pursuant to Section 102 of the Delaware General Corporation Law (the "DGCL"), the Registrant's Certificate of Incorporation contains the following provision regarding limitation of liability of directors and officers:

     A director of this corporation shall not be personally liable to the corporation or its stockholders for monetary damages for the breach of any fiduciary duty as a director, except in the case of (a) any breach of the director's duty of loyalty to the corporation or its stockholders, (b) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) under section 174 of the General Corporation Law of the State of Delaware or (d) for any transaction from which the director derives an improper personal benefit. Any repeal or modification of this Article by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

     The Registrant is empowered by Section 145 of the DGCL, subject to the procedures and limitation stated therein, to indemnify any person against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his being or having been a director, officer, employer or agent of the Registrant. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise. The Registrant's Certificate of Incorporation and the Registrant's By-laws both provide for indemnification of its officers and directors to the full extent permitted by the DGCL.

ITEM 16.  EXHIBITS


  Exhibit
  Number     Description
  ------     -----------

   5.        Opinion of Epstein Becker & Green, P.C. re legality of shares

  10.3 Copy of the registrant's Amended and Restated 1990 Incentive and Non-Incentive Stock Option Plan, as amended through February 27, 1997. (3)

  10.9 Copy of Employment letter agreement dated June 21, 1994 between the registrant and Alfonso J. Tobia.* (4)

  10.11      Copy of VIMRX's 1995 Outside Directors Stock Option Plan.* (5)

  10.12 Copy of letter agreement dated August 7, 1995 between the registrant and Lindsay A. Rosenwald, M.D. (5)

  10.13 Copy of Stock Option Agreement dated August 7, 1995 between the registrant and Lindsay A. Rosenwald, M.D. (5)

  10.14 Copy of Consulting and Stock Option Agreement dated November 17, 1995 between the registrant and Eric A. Rose, M.D. (5)

  10.15 Copy of Stock Option Agreement dated November 17, 1995 between the registrant and Donald G. Drapkin. (5)

  10.16 Copy of the registrant's 1996 Non-Employee Director Restricted Stock Award Plan.* (5)

  10.18 Copy of Research Agreement dated as of March 7, 1997 among the registrant, The Trustees of Columbia University in the City of New York and VIMRX Genomics, Inc. (6)

  10.19 Copy of the registrant's 1997 Incentive and Non-Incentive Stock Option Plan, together with forms of stock option agreements.*(3)

  10.20 Copy of Employment Agreement dated October 30, 1996 between the registrant and Richard L. Dunning. (3)

  10.21 Copy of Employment Agreement dated August 26, 1996 between the registrant and David A. Jackson, Ph.D. (3)

  10.22 Copy of Factor IX Research Agreement dated March 28, 1997 between the registrant and the Trustees of Columbia University in the City of New York. (7)

  10.23 Copy of Employment Agreement dated May 5, 1997 between the registrant and Richard E. Kouri, Ph.D. (7)

  10.24 Copy of Employment Agreement dated May 19, 1997 between registrant and L. William McIntosh, as amended (8)

  10.25 Hardware and Disposables Manufacturing Agreement between Nexell Baxter, dated as of December 17, 1997. (9)

  10.26 Antibody Manufacturing and Storage Agreement between Nexell and Baxter, dated as of December 17, 1997. (10)

  10.27 Hardware and Disposables Supply Agreement between Nexell and Baxter, dated as of December 17, 1997. (11)

  10.28 Marketing, Sale and Distribution Agreement between Nexell and Baxter, dated as of December 17, 1997. (12)

  10.29 Non-Competition and Confidentiality Agreement between the registrant and Baxter, dated as of December 17, 1997. (13)

  10.30 Sublicense (Chiron) between Nexell and Baxter, dated as of December 17, 1997. (14)

  10.31 Sublicense (Dorken) between Nexell and Baxter, dated as of December 17, 1997. (15)

  10.32 Sublicense (First Becton-Dickinson) between Nexell and Baxter, dated as of December 17, 1997. (16)

  10.33 Sublicense (Second Becton-Dickinson) between Nexell and Baxter, dated as of December 17, 1997. (17)

  10.34 Warrant, dated December 31, 1997, issued by Innovir to the registrant (18)

  10.35 Agreement, dated December 31, 1997, between the registrant and Innovir relating to future equity purchases. (18)

  10.36 Employment Agreement, effective as of October 1, 1997, by and between Innovir, Thomas R. Sharpe and the registrant. (19)

  10.37 Termination Agreement dated November 11, 1998 between the registrant, VGI and Columbia. (20)

  16         Letter of Richard A. Eisner & Co., LLP (21)

  23(a).     Consent of KPMG Peat Marwick LLP

  23(b).     Consent of Richard A. Eisner & Company, LLP.

  23(c).     Consent of Epstein Becker & Green, P.C. (included in Exhibit 5).

  24. Power(s) of attorney (included in signature page to this registration Statement).


Notes (1) and (2) are intentionally omitted.

(3) Filed as the same numbered Exhibit to the registrant's Annual Report on Form 10-K for the year ended December 31, 1996 (Commission File No. 0-19153) and incorporated herein by reference thereto.

(4) Filed as the same numbered Exhibit to the registrant's Annual Report on Form 10-K for the year ended December 31, 1994 (Commission File No. 0-19153) and incorporated herein by reference thereto

(5) Filed as the same numbered Exhibit to the registrant's Annual Report on Form 10-K for the year ended December 31, 1995 (Commission File No. 0-19153) and incorporated herein by reference thereto.

(6) Filed as the same numbered Exhibit to the registrant's Current Report on Form 8-K (Commission File No. 0-19153) filed March 21, 1997 and incorporated herein by reference thereto.

(7) Filed as the same numbered Exhibit to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (Commission File No. 0-19153) and incorporated herein by reference thereto.

(8) Filed as the same numbered Exhibit to the registrant's Quarterly Report on Form 10-Q (Commission File No. 0-19153) filed November 14, 1997 and incorporated herein by reference thereto.

(9) Filed as Exhibit number 10.1 to the registrant's Current Report on Form 8-K (Commission File No. 0-19153) filed January 2, 1998 and incorporated herein by reference thereto.

(10) Filed as Exhibit number 10.2 to the registrant's Current Report on Form 8-K (Commission File No. 0-19153) filed January 2, 1998 and incorporated herein by reference thereto.

(11) Filed as Exhibit number 10.3 to the registrant's Current Report on Form 8-K (Commission File No. 0-19153) filed January 2, 1998 and incorporated herein by reference thereto.

(12) Filed as Exhibit number 10.4 to the registrant's Current Report on Form 8-K (Commission File No. 0-19153) filed January 2, 1998 and incorporated herein by reference thereto.

(13) Filed as Exhibit number 10.5 to the registrant's Current Report on Form 8-K (Commission File No. 0-19153) filed January 2, 1998 and incorporated herein by reference thereto.

(14) Filed as Exhibit number 10.6 to the registrant's Current Report on Form 8-K (Commission File No. 0-19153) filed January 2, 1998 and incorporated herein by reference thereto.

(15) Filed as Exhibit number 10.7 to the registrant's Current Report on Form 8-K (Commission File No. 0-19153) filed January 2, 1998 and incorporated herein by reference thereto.

(16) Filed as Exhibit number 10.8 to the registrant's Current Report on Form 8-K (Commission File No. 0-19153) filed January 2, 1998 and incorporated herein by reference thereto.

(17) Filed as Exhibit number 10.9 to the registrant's Current Report on Form 8-K (Commission File No. 0-19153) filed January 2, 1998 and incorporated herein by reference thereto.

(18) Filed as the same numbered Exhibit to the registrant's Annual Report on Form 10-K for the year ended December 31, 1997 (Commission File Number 0-19153) filed March 31, 1998 and incorporated herein by reference thereto.

(19) Filed as the same numbered Exhibit to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (Commission File Number 0-19153) filed August 14, 1998 and incorporated herein by reference thereto.

(20) Filed as the same numbered Exhibit to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (Commission File Number 0-19153) filed November 13, 1998 and incorporated herein by reference.

(21) Filed as the same numbered Exhibit to the registrant's Current Report on Form 8-K (Commission File No. 0-19153) filed May 21, 1997 and incorporated herein by reference.

ITEM 17.  UNDERTAKINGS.

(a)  The undersigned registrant hereby undertakes:


     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:


     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statements.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                               POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS that each of Richard L. Dunning, Donald G. Drapkin, Francis M. O'Connell, Laurence D. Fink, Linda G. Robinson, Lindsay A. Rosenwald, Eric A. Rose, Michael Weiner and Victor W. Schmitt constitutes and appoints Richard L. Dunning and Francis M. O'Connell, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, without the other, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as full to all intents and purposes as he might or could be in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wilmington, State of Delaware, on December 18, 1998.


                              VIMRX PHARMACEUTICALS INC.


                              By:    /s/ Richard L. Dunning
                                    ------------------------------
                                    Richard L. Dunning
                                    President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on December 14, 1998.


        Signature             Title                               Date
        ---------             -----                               ----
/s/ Richard L. Dunning     President and Chief Executive       December 14, 1998
-----------------------    Officer
Richard L. Dunning         (Principal Executive Officer)


/s/ Donald G. Drapkin
-----------------------    Chairman of the Board and Director  December 14, 1998
Donald G. Drapkin

/s/ Francis M. O'Connell   Vice President, Finance and         December 14, 1998
-------------------------  Controller (Principal Financial and
Francis M. O'Connell       Accounting Officer)

/s/ Laurence D. Fink       Director                            December 14, 1998
---------------------
Laurence D. Fink

/s/ Linda G. Robinson      Director                            December 14, 1998
----------------------
Linda G. Robinson

                           Director
--------------------------
Lindsay A. Rosenwald, M.D.

/s/ Eric A. Rose, M.D.     Director                            December 14, 1998
-----------------------
Eric A. Rose, M.D.

/s/ Michael Weiner, M.D.   Director                            December 14, 1998
-------------------------
Michael Weiner, M.D.

/s/ Victor W. Schmitt      Director                            December 14, 1998
----------------------
Victor W. Schmitt